RYAN BECK HOLDINGS, INC.

18 Columbia Turnpike

Florham Park, NJ 07932-2289

January 10, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 4-8

Washington, D.C. 20549

Attention: Gregory Dundas

Re:	Ryan Beck Holdings, Inc.
Registration Statement on Form S-1
(Registration No. 333-133326)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Ryan Beck Holdings, Inc. (the “Company”) hereby requests the Commission’s consent to the withdrawal of the above referenced Registration Statement of the Company and all amendments and exhibits thereto. The Company has decided not to pursue registration of shares of its Common Stock at this time. No securities were sold, and no securities will be sold, under the above referenced Registration Statement.

If you have any questions with respect to this letter, please call Ronald H. Janis or Michael T. Rave of the law firm Day Pitney LLP at (973) 966-6300 or me at (973) 549-4000.

Sincerely,

RYAN BECK HOLDINGS, INC.

By:	/s/ Ben A. Plotkin
Ben A. Plotkin
Chairman and Chief Executive Officer